Item 77Q1(b)

Quaker Investment Trust

Guidelines for Valuing Portfolio Securities
Board Approval Required:	Yes.
Initial Board Approval:	November 20, 2003
Most Recent Board Approval:	August 20, 2009
References:	Investment Company Act – Section 2a-4, 2a-41

Section 2(a)(41) of the Investment Company Act of 1940 and Rule 2a-4 thereunder require each series (the “Portfolios”) of Quaker Investment Trust (the “Fund”) to value portfolio securities for which market quotations are readily available at their current market price.  Other securities and assets for which market quotations are not readily available or which cannot be accurately valued within the established pricing procedures (“Other Securities”) must be valued at their fair value, as determined in good faith by the Fund’s Board of Trustees. In the event the Fund accountant determines that a readily available closing market price does not reflect the true value of a portfolio security, the accountant may utilize alternate third-party pricing.

In order to facilitate the determination with respect to the fair value of Other Securities, the following guidelines are established by the Fund’s Board of Trustees and shall be followed in making such determinations. Certain of these guidelines are based on various statements issued by the staff of the Securities and Exchange Commission (“SEC”) regarding the valuation of securities and assets by investment companies. The Board of Trustees has by appropriate resolutions, designated its Valuation Committee to make all necessary determinations of the fair value of Other Securities.

The Valuation Committee shall be comprised of: (i) a Senior Officer of Quaker Funds, Inc. (the “Investment Adviser”), (ii) the Fund’s Chief Compliance Officer, (iii) the Senior Compliance Manager of the Investment Adviser, and (iv) the Portfolio Compliance Manager of the Investment Adviser.  In addition to the Valuation Committee members, the Trustees will identify a member of the Trust’s Audit Committee to monitor the Fair Valuation process, including monitoring the gathering and evaluation of information, impacting the Committee’s ultimate valuation. Pursuant to the request of the Valuation Committee, the Administrator (as defined below) will supply the Valuation Committee with relevant information respecting any determination of fair value of Other Securities.  The members of the Valuation Committee or their designees shall be available until 6:00 p.m. ET any day on which the Portfolios will be calculating their net asset values (“Business Day”) in order to timely instruct the Administrator regarding any fair valuation determinations made by the Valuation Committee on a given Business Day.

Guidelines

1. Consistent with the terms of its Administrative Services Agreement with the Fund, Brown Brothers Harriman & Co., (the “Administrator”) shall be available for consultation with the Investment Adviser and the Sub-Adviser, if any, on a continuous basis regarding the need for determining the fair value of Other Securities, especially during emergency or other unusual circumstances. Notwithstanding the generality of the foregoing, a fair value determination of Other Securities shall be required when market quotations for one or more securities are not “Readily Available.” The Investment Adviser and Sub-Adviser, if any, shall promptly notify the Valuation Committee of any need to make a fair value determination of Other Securities.

A.	Readily Available Determination

Fair value pricing may not be used when a price for a security is Readily Available, and must be used when a price is not Readily Available. In order to determine whether a price for a security is Readily Available, the Valuation Committee shall consider the following factors, as well as any other factors deemed relevant:

traded does not open for trading at all on a scheduled
trading day and other reliable market quotations are not
available;

B.             Significant Events

A “Significant Event” is an event that causes or is likely to cause a market quotation to be unavailable, unreliable or unrepresentative, and may include situations relating to a single issue or issuer, a market sector, or an entire market. Valuations are to be applied on a security-by-security basis to the extent possible, rather than at the broad market level. In certain circumstances it may be appropriate to evaluate securities at the sector or industry level.

Significant Events include, but are not limited to the following:

The Valuation Committee may designate appropriate indices or baskets of securities for each market, and conclude that a Significant Event for one or more markets as a whole have occurred whenever there is meaningful trading in the index or basket of securities or futures on that index or basket of securities after the close of the market and the change from the market close exceeds a trigger point of a certain percentage. Note, however, that determinations as to whether or not a Significant Event has occurred with respect to any given security must be made on a security-by-security basis without regard to whether or not a market as a whole has experienced a Significant Event.

C.             Stale Prices

The price for securities, which are considered liquid, but for which there is no evidence of trading activity, shall be considered a “stale price” when the price from the approved pricing source remains unchanged for three (3) consecutive business days for equity securities and five (5) consecutive business days for fixed income securities. Once a price is considered a stale price, the Valuation Committee shall fair value the security at least once each week while the price from the approved pricing source remains a “stale price,” or more often in the event of a Significant Event.[

D.             Foreign Securities

Special considerations apply to the fair valuation of foreign securities, the prices of which are determined by the last quotations on the markets where those securities are primarily traded.  Those prices may be several hours old when they are used to compute a Fund’s NAV.  (For example, the Tokyo stock exchange closes at 1 a.m. and many European stock exchanges close at 11 a.m. Eastern time.)  The Administrator shall continuously monitor for Significant Events that occur after the close of the local market that would likely materially affect the price of one or more portfolio securities.

2. Upon request, the Administrator, Investment Adviser and Sub-Adviser, if any, shall promptly provide the Valuation Committee with an oral or written report containing the information necessary to make the proper determination of fair value. In making such report, the Investment Adviser or Sub-Adviser, if any, shall consider all indications of value available to them at the time. Such report shall include a discussion as to why security prices were determined not to be Readily Available the nature of any Significant Event impacting security prices, as well as a discussion of the following factors regarding the Other Securities, if appropriate, or any other factors determined to be appropriate given the facts and circumstances of the individual case:

A.	General factors

B.	Specific factors

C.	External Sources of Information

D.	Securities Traded on Foreign Markets

E.	Emergency or other Unusual Circumstances

Due to time constraints, it is anticipated that fair value determinations made by the Valuation Committee will initially be made verbally. The Valuation Committee shall promptly instruct the Administrator verbally of any fair value determination and confirm such determination in writing to the Administrator the next business day. The Administrator shall maintain copies of written reports, if any, prepared by the Valuation Committee and provided to the Administrator for inspection by the Fund's Independent Accountants.

3. The Valuation Committee, upon review of such reports, shall determine the fair value of each Other Security in good faith under all the facts and circumstances of the individual case. The Valuation Committee shall consider whether the Administrator, Investment Adviser or Sub-Adviser, if any, should report on any other factors or indications of value. The Valuation Committee shall promptly notify the Chairman of the Trust of the fair valuation determination.

4. As a general principal, the "fair value" of each Other Security being valued by the Valuation Committee shall be the amount that the owner of such security or asset might reasonably expect to receive upon its current sale. Methods of pricing Other Securities that are in accord with this general principle include those based on: (a) a multiple of earnings; (b) a  discount from market of a similar freely traded security; (c) yield to maturity with respect to debt issues; or (d) a combination of these or other methods.

5. The Valuation Committee shall be mindful of and consider any actual or potential conflicts of interest by portfolio managers or others which could color their input or recommendations regarding pricing matters. Such conflicts of interest could involve increasing compensation payable to a service provider or an individual, improving performance to meet a target, or matters of pride. The Valuation Committee shall ask such questions as it deems appropriate in light of any concerns it may have.

6. The Valuation Committee shall review the appropriateness of any method used to value Other Securities by verifying the accuracy of such valuation of such Other Securities either when market quotations for such Other Securities next becomes available or by some other appropriate method.

7. The Valuation Committee shall abide by the foregoing procedures, and shall notify the Board of Trustees, in writing, of any determination of the value of Other Securities made by the Valuation Committee within two (2) business days after such action is taken. Any such action will be considered for ratification at the next meeting of the Board of Trustees. The minutes of any such Valuation Committee, with respect to the pricing of Other Securities, shall: (a) document the manners in which such Other Securities were valued; and (b) indicate the accuracy of the valuation used by disclosing, if available, the next reliable public. price quotation for such Other Securities.

8. The Fund's Board of Trustees shall periodically review the appropriateness of these Guidelines and revise these Guidelines as necessary.